September 19, 2006
By Edgar
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Associated Banc-Corp.
Form 10-K for the year ended December 31, 2005
File No. 0-5519
Dear Mr. Cline:
The responses of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated September 7, 2006 (the “Comment Letter”) related to our filing on Form 10-K for the year ended December 31, 2005 are presented below. The numbered responses below correspond to the numbered paragraphs in the Comment Letter. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s responses for each numbered paragraph. In the Comment Letter you requested that we acknowledge our intent to revise future filings, as well as provide proposed disclosure revisions. Proposed revisions offered in our response letter dated July 12, 2006 are underlined; additional proposed revisions offered in this response letter are underlined and italicized. Certain proposed disclosures related to various responses are included as appendices (numbered similarly to the Comment Letter) due to their length.
Statement of Cash Flows, page 65
1.	We note your response to comment 2 from our June 27, 2006 letter in which you state that mortgage servicing rights are originated as an allocation from funds disbursed on originated loans. Please give us an example of how you account for an originated loan in which servicing rights are originated and tell us the accounting guidance on which you rely for this accounting treatment. Refer to paragraph 13 of SFAS 140.
We record mortgage servicing rights upon the sale of loans when we retain loan servicing. Loans that are sold are either originated directly by the Corporation or are purchased from correspondent banks. In accordance with SFAS 140 (particularly paragraph 13), we record a mortgage servicing rights asset at an allocated fair value based on the loan’s and servicing asset’s relative values upon the sale of the loan where loan servicing rights are retained.

As an example, assume we have an originated loan with a carrying value of $100,000, which we sell servicing retained for $100,000 in cash. On the sale date, assume the fair value of the loan is $100,000 and the fair value of the servicing asset is $1,500. Using the relative fair values, the accounting would be to record the sale of the loan and recognize the mortgage servicing rights asset at their relative fair values:

DR Cash	$100,000
CR Gain on sale of loans		$1,478
CR Loan		$98,522
DR Mortgage servicing rights asset	$1,478
CR Loan		$1,478

2.	Please tell us the amount of mortgage servicing rights recorded as an allocation from funds disbursed on originated loans on your balance sheet as of December 31, 2005 and 2004.
The mortgage servicing rights asset (before valuation allowance) was $91.8 million as of December 31, 2004, and $76.2 million as of December 31, 2005. Our mortgage servicing rights balance is attributable to three sources: loans originated by the Corporation and subsequently sold, loans purchased from correspondent banks and subsequently sold, and from bank acquisitions with pre-existing servicing portfolios. We have not purchased mortgage servicing rights in bulk purchase transactions. We have data related to the additions by these origination sources; however once booked, the mortgage servicing rights (and underlying loans serviced) are grouped into pools and tracked differently. As such, the outstanding mortgage servicing rights balance from each origination source is not available. For purposes of this response, however, an estimate of the mortgage servicing rights balance by origination source follows: Of the outstanding balance, we would estimate approximately one-third (and declining over time) was mortgage servicing rights acquired with our First Federal acquisition during the fourth quarter of 2004 ($31.8 million at acquisition), and the remaining balance was generated from the sale of loans (split similarly to our secondary mortgage production statistics, with approximately 40% from loans we purchased from correspondent banks and 60% from loans originated by the Corporation). Additionally, we sold $10.0 million carrying value in a bulk sale of mortgage servicing rights during the fourth quarter of 2005.
Note 2 Business Combinations, page 72
3.	We note your responses and proposed disclosure to comments 4 and 5 from our June 27, 2006 letter. You state that you will disclose if a valuation report was relied upon to allocate the purchase price for each acquisition; however, we do not see this disclosure for the business combinations included in Appendix 3-5. Please revise to include this disclosure for all business combinations disclosed.
To provide greater clarity to the general introductory paragraph we proposed in our earlier response, we will further revise our previously submitted proposed business combination disclosure to identify the valuation reports that were relied upon, under each specific acquisition, to allocate purchase price related to identified core deposit intangibles, noncompete contracts, and/or customer relationships, as is relevant to each specific acquisition. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 3, which we will include in future filings beginning with the Form 10-K for the year ended December 31, 2006.

Note 12 Income Taxes, page 88
4.	We note your response and proposed disclosure to comment 7 from our June 27, 2006 letter. You state that you will expand the footnote disclosure to provide a roll forward of the deferred tax asset valuation allowance. We do not see this roll forward in your proposed disclosure attached as Appendix 7. Please revise to include this roll forward. Also, please revise to discuss the primary factors on which you rely to conclude that it is more likely than not that the net operating loss carryforward deferred tax asset will not be realized.
We will further revise our previously submitted proposed income taxes disclosure to remove the sentence added which describes the roll forward of the deferred tax asset valuation allowance for 2005 and replace it with a tabular presentation. Additionally within Note 12, we will incorporate wording similar to the disclosure currently in Note 1, “Summary of Significant Accounting Policies,” which discusses the primary factors we consider to conclude on the likelihood of realization of the net operating loss carryforward deferred tax asset. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2005 attached as Appendix 4, which we will include in future filings beginning with the Form 10-K for the year ended December 31, 2006.
We believe this letter is responsive to your comments, and per your request, we affirm our intent to include the requested revisions in future filings. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.
Sincerely,
/s/ Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
Cc: Mike Volley, Staff Accountant

Appendix 1-2
Intentionally left blank.

Appendix 3
NOTE 2 BUSINESS COMBINATIONS (with proposed disclosure revisions as underlined):
When valuing acquisitions, the Corporation considers a range of valuation methodologies, including comparable publicly-traded companies, comparable precedent transactions, and discounted cash flow. For each of the acquisitions noted below, the resulting purchase price exceeded the value of the net assets acquired. To record the transaction, the Corporation assigns estimated fair values to the assets acquired, including identifying and measuring acquired intangible assets, and to liabilities assumed (using sources of information such as observable market prices or discounted cash flows). To identify intangible assets that should be measured, the Corporation determines if the asset arose from contractual or other legal rights or if the asset is capable of being separated from the acquired entity. When valuing identified intangible assets, the Corporation generally relies on valuation reports by independent third parties. In each acquisition, the excess cost of the acquisition over the fair value of the net assets acquired is allocated to goodwill.
State Financial Services Corporation (“State Financial”): On October 3, 2005, the Corporation consummated its acquisition of 100% of the outstanding shares of State Financial. During the fourth quarter of 2005, the Corporation integrated and converted State Financial onto its centralized operating systems and merged State Financial into its banking subsidiary, Associated Bank, National Association.
As of the date of acquisition, State Financial was a $2 billion financial services company based in Milwaukee, Wisconsin, with 29 banking branches in southeastern Wisconsin and northeastern Illinois, providing commercial and retail banking products. The Corporation expects to expand its branch distribution network, improve its operational efficiencies, and increase revenue streams with the State Financial acquisition.
Based on the terms of the agreement, State Financial shareholders received 1.2 shares of the Corporation’s common stock for each share of State Financial common stock held and cash for all outstanding options. Therefore, the consummation of the transaction included the issuance of approximately 8.4 million shares of common stock and $11 million in cash.
To record the transaction, the Corporation assigned estimated fair values to the assets acquired and liabilities assumed. The excess cost of the acquisition over the estimated fair value of the net assets acquired was allocated to identifiable intangible assets with the remainder then allocated to goodwill. Goodwill of approximately $199 million, a core deposit intangible of approximately $15 million (with a ten-year estimated life), and other intangibles of $2 million (noncompete contracts) recognized at acquisition were assigned to the banking segment. The Corporation relied on valuation reports by independent third parties in valuing the core deposit intangible and the noncompete contracts. If additional evidence becomes available subsequent to but within one year of recording the transaction indicating a significant difference from an initial estimated fair value used, goodwill could be adjusted.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of State Financial at the date of the acquisition.

$ in Millions

Investment securities available for sale	$348
Loans, net	979
Other assets	108
Intangible assets	17
Goodwill	199

Total assets acquired	$1,651

Deposits	$1,050
Borrowings	311
Other liabilities	9

Total liabilities assumed	$1,370

Net assets acquired	$281

The following represents required supplemental pro forma disclosure of total revenue, net income, and earnings per share as though the State Financial acquisition had been completed at the beginning of 2005 and 2004, respectively.

	For Year ended December 31,
	2005	2004
	($ in Thousands, except per share data)

Total revenue	$1,013,482	$824,637
Net income	328,234	271,932
Basic earnings per share	2.40	2.23
Diluted earnings per share	2.37	2.20
The pro forma results include amortization of newly created intangibles, interest cost on the cash consideration, and amortization of fair value adjustments on loans, investments, deposits, and debt. The pro forma weighted average common shares used in the earnings per share calculations include adjustments for shares issued for the acquisition but does not assume any incremental share repurchases. The pro forma results presented do not reflect cost savings or revenue enhancements anticipated from the acquisition and are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future results.
First Federal Capital Corp (“First Federal”): On October 29, 2004, the Corporation consummated its acquisition of 100% of the outstanding shares of First Federal, based in La Crosse, Wisconsin. In February 2005, the Corporation completed its conversion of First Federal onto its centralized operating systems and merged the thrift charter into its banking subsidiary, Associated Bank, National Association.
As of the acquisition date, First Federal operated a $4 billion savings bank with over 90 banking locations serving more than 40 communities in Wisconsin, northern Illinois, and southern Minnesota, building upon and complementing the Corporation’s footprint. As a result of the acquisition, the Corporation expected to enhance its current branch distribution (including supermarket locations which were new to the Corporation’s distribution model), improve its operational and managerial efficiencies, increase revenue streams, and strengthen its community banking model.

First Federal shareholders received 0.9525 shares of the Corporation’s common stock for each share of First Federal common stock held, an equivalent amount of cash, or a combination thereof. The merger agreement provided that the aggregate consideration paid by the Corporation for the First Federal outstanding common stock must be equal to 90% stock and 10% cash and therefore, the consummation of the transaction included the issuance of approximately 19.4 million shares of common stock and $75 million in cash.
To record the transaction, the Corporation assigned estimated fair values to the assets acquired and liabilities assumed. The excess cost of the acquisition over the estimated fair value of the net assets acquired was allocated to identifiable intangible assets with the remainder then allocated to goodwill. Goodwill of approximately $447 million, a core deposit intangible of approximately $17 million (with a ten-year estimated life), and other intangibles of $4 million (noncompete contracts) recognized at acquisition were assigned to the banking segment. The Corporation relied on valuation reports by an independent third party in valuing the core deposit intangible and the noncompete contracts. During 2005, goodwill was reduced by $1.5 million for adjustments to the initially estimated fair values of the net assets acquired, as additional evidence became available.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of First Federal at the date of the acquisition, net of the changes related to goodwill noted above.

$ in Millions

Investment securities available for sale	$665
Loans, net	2,727
Other assets	256
Mortgage servicing rights	32
Intangible assets	21
Goodwill	445

Total assets acquired	$4,146

Deposits	$2,701
Borrowings	768
Other liabilities	49

Total liabilities assumed	$3,518

Net assets acquired	$628

Jabas Group, Inc. (“Jabas”): On April 1, 2004, the Corporation (through its subsidiary, Associated Financial Group, LLC) consummated its cash acquisition of 100% of the outstanding shares of Jabas. Jabas is an insurance agency specializing in employee benefit products headquartered in Kimberly, Wisconsin and was acquired to enhance the growth of the Corporation’s existing insurance business. Jabas operates as part of Associated Financial Group, LLC. The acquisition was individually immaterial to the consolidated financial results. Goodwill of approximately $8 million and other intangibles of approximately $6 million recognized in the transaction at acquisition were assigned to the wealth management segment. The Corporation relied on valuation reports by an independent third party in valuing the other intangibles which were comprised of customer relationships and noncompete contracts. Goodwill may increase by an additional $8 million in the future as contingent payments may be made to the former Jabas shareholders through December 31, 2007, if Jabas exceeds certain performance targets. Goodwill was increased during fourth quarter 2005 by approximately $0.5 million and during fourth quarter 2004 by approximately $0.7 million for contingent consideration paid per the agreement.
CFG Insurance Services, Inc. (“CFG”): On April 1, 2003, the Corporation consummated its cash acquisition of 100% of the outstanding shares of CFG, a closely-held insurance agency headquartered in Minnetonka, Minnesota.

Effective in June 2003, CFG operated as Associated Financial Group, LLC. CFG, an independent, full-line insurance agency, was acquired to enhance the growth of the Corporation’s existing insurance business. The acquisition was individually immaterial to the consolidated financial results. Goodwill of approximately $12 million and other intangibles of approximately $15 million recognized in the transaction at acquisition were assigned to the wealth management segment. The Corporation relied on valuation reports by an independent third party in valuing the other intangibles which were comprised of customer relationships and noncompete contracts.

Appendix 4
NOTE 12 INCOME TAXES (with proposed disclosure revisions as underlined):
The current and deferred amounts of income tax expense (benefit) were as follows:

	Years ended December 31,
	2005	2004	2003
	($ in Thousands)

Current:
Federal	$144,053	$127,799	$103,321
State	6,329	7,352	2,940

Total current	150,382	135,151	106,261
Deferred:
Federal	(339)	(23,206)	(12,793)
State	(345)	106	(409)

Total deferred	(684)	(23,100)	(13,202)

Total income tax expense	$149,698	$112,051	$93,059

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities resulted in deferred taxes. Deferred tax assets and liabilities at December 31 were as follows:

	2005	2004
	($ in Thousands)

Gross deferred tax assets:
Allowance for loan losses	$84,051	$77,643
Accrued liabilities	8,110	9,427
Deferred compensation	18,704	18,105
Securities valuation adjustment	13,213	12,805
Benefit of tax loss carryforwards	25,924	20,589
Other	6,167	11,124

Total gross deferred tax assets	156,169	149,693
Valuation allowance ~~adjustment~~ for deferred tax assets	(10,085)	(8,414)

	146,084	141,279

Gross deferred tax liabilities:
Real estate investment trust income	—	13,817
FHLB stock dividends	22,289	12,539
Prepaids	8,695	4,368
Intangible amortization	19,577	14,456
Mortgage banking activity	15,952	18,835
Deferred loan fee income	11,608	8,554
State income taxes	11,617	10,506
Leases	5,420	5,796
Other	1,678	5,810

Total gross deferred tax liabilities	96,836	94,681

Net deferred tax assets	49,248	46,598
Tax effect of unrealized (gain) / loss related to available for sale securities	1,972	(28,267)
Tax effect of unrealized loss related to derivative instruments	—	5,874

	1,972	(22,393)

Net deferred tax assets including tax effected items	$51,220	$24,205

For financial reporting purposes, a valuation allowance has been recognized to offset deferred tax assets related to ~~state~~ net operating loss carryforwards of certain subsidiaries ~~and other temporary differences~~ due to the uncertainty that the assets will be realized. If it is subsequently determined that all or a portion of these deferred tax assets will be realized, the tax benefit for these items will be used to reduce deferred tax expense for that period. In addition, a valuation allowance has been established through purchase accounting related to acquired ~~state~~ net operating loss carryforwards. If it is subsequently determined that all or a portion of these deferred tax assets will be realized, the tax benefit for these items will be used to reduce goodwill for that period.
~~During 2005, the valuation allowance related to net operating losses increased by $1.3 million as a result of the State Financial acquisition and also increased by $0.4 million due to an increase in net operating losses.~~ At December 31, 2005, the valuation allowance for deferred tax assets of $10.1 million is related to the deferred tax benefit of tax loss carryforwards of $25.9 million. The changes in the valuation allowance related to net operating losses for 2005 was as follows:

2005
($ in Thousands)

Valuation allowance for deferred tax assets, beginning of year	$8,414
Net operating losses from acquired entities	1,301
Increase in net operating losses	370

Valuation allowance for deferred tax assets, end of year	$10,085

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period that the deferred tax assets are deductible, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005.
At December 31, 2005, the Corporation had state net operating losses of $316 million (of which, $59 million was acquired from various acquisitions) and federal net operating losses of $2.7 million (of which, $2.3 million was acquired from various acquisitions) that will expire in the years 2006 through 2019.
The effective income tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

	2005	2004	2003

Federal income tax rate at statutory rate	35.0%	35.0%	35.0%
Increases (decreases) resulting from:
Tax-exempt interest and dividends	(2.9)	(3.8)	(4.2)
State income taxes (net of federal income taxes)	1.0	0.7	0.5
Other	(1.2)	(1.6)	(2.4)

Effective income tax rate	31.9%	30.3%	28.9%

Savings banks acquired by the Corporation in 1997 and 2004 qualified under provisions of the Internal Revenue Code that permitted them to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $100.3 million of retained income at December 31, 2005. If income taxes had been provided, the deferred tax liability would have been approximately $40.3 million. Management does not expect this amount to become taxable in the future, therefore no provision for income taxes has been made.